Exhibit 99

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

	Successor	Predecessor
	Period from October 11, 2007 through March 31, 2008	Period from April 1, 2007 through October 10, 2007
Operating revenues:
Affiliated	$450	$559
Nonaffiliated	697	795

Total operating revenues	1,147	1,354

Operating expenses:
Operation and maintenance	402	452
Depreciation and amortization	217	246
Income taxes	68	107
Taxes other than income	183	209

Total operating expenses	870	1,014

Operating income	277	340

Other income and deductions:
Other income	22	1
Other deductions	17	20
Nonoperating income taxes	11	6

Interest income	24	29

Interest expense and related charges	147	165

Net income	$148	$179